Agreement


This Agreement is entered into as of December 30, 1998, by and between Dale Richmond and Imaging Technologies Corporation ("ITEC").

ITEC is indebted to Dale Richmond in the amount of $10,000 for accrued expenses and commissions at December 30, 1998.

In accordance with this Agreement, Dale Richmond agrees to convert the full amount of Ten Thousand Dollars ($10,000) into Twenty Thousand (20,000) shares of ITEC Common Stock. These shares shall be made part of the next registration statement to be filed by ITEC, which the Company expects to file by March 31, 1999.



Dale Richmond

/s/ Dale Richmond
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Dale Richmond


Imaging Technologies Corporation:

/s/ Brian Bonar
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Brian Bonar
Chief Executive Officer